UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                      FOR THE PERIOD ENDED JANUARY 31, 2001




                               WORLD VENTURES INC.

                          Commission File No. 000-18343

                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3
                               Tel: (250) 756-0291

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


WORLD VENTURES INC.

By:  /s/  Raynerd B. Carson
   -----------------------------
          Raynerd B. Carson
          President

Date:     March 30, 2001

                               WORLD VENTURES INC.

                            SUPPLEMENTARY INFORMATION


1. For the current fiscal year-to-date: January 31, 2001

Refer to Schedule A - Financial Statements for period ended January 31, 2001

(a)      Expenditures to directors or parties related to directors (Note 13):

         Consulting Fees             $     0
         Rent                        $ 3,000

2. For the quarter under review - refer to Financial Statements note 12

(a)      Securities issued:    750,000

(b)      Options granted:            0

3. As at the end of quarter

(a) Authorized share capital:        50,000,000 common shares without par value

(b) Issued share capital:            6,539,874 shares

(c) Summary of warrants and options outstanding:

         Warrants...........         Refer to Note 12
         Options.............        Refer to Note 12

(d) Shares in escrow:                None

(e) Directors:                       Raynerd B. Carson
                                     James Wadsworth
                                     Gary Van Norman
                                     Dr. Stewart A. Jackson

                               WORLD VENTURES INC.

                             REPORT TO SHAREHOLDERS

                                 March 30, 2001

Over the past year, the main thrust of the Company's directors has been to further the feasibiity of the "Eagle View Resort" located within the Prescott National Forest in Arizona, USA. The Company has negotiated a one year extension on its option to acquire the Eagle View Resort property, and an engineering consultant has been appointed, Community Sciences Corporation of Phoenix, Arizona. In a preliminary program proposal, they have projected a six month program in four phases:

Task 1:           Initial investigation and analysis
Task 2:           Master plan concept
Task 3:           Preliminary site plan approval and entitlements (zoning)
Task 4:           Final site plan and construction drawings

World Ventures Inc., is pleased to welcome Mr. Rene' Markl to the board of directors, effective March 15, 2001. Rene', a citizen of Switzerland, brings European banking experience and extensive management skills to the Company. His expertise will be a valuable addition to the board of directors as they concentrate their efforts on the resort projects in Costa Rica and Arizona.

                       ON BEHALF OF THE BOARD OF DIRECTORS
                               WORLD VENTURES INC.


                               "Raynerd B. Carson"
                               -------------------
                          Raynerd B. Carson, President

                               WORLD VENTURES INC.

                              FIRST QUARTER REPORT

                          INTERIM FINANCIAL STATEMENTS
                       THREE MONTHS ENDED JANUARY 31, 2001


                                       CONTENTS                            PAGE

BALANCE SHEET                                                                 1

STATEMENT OF LOSS AND DEFICIT                                                 2

STATEMENT OF CHANGES IN FINANCIAL POSITION                                    3

SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                    4

NOTES TO FINANCIAL STATEMENTS:                                                5

     -  Note 1. Operations                                                    5

     -  Note 2. Going Concern                                                 5

     -  Note 3. Basis of Presentation                                         5

     -  Note 4. Charge of Assets                                              5

     -  Note 5. Significant Accounting Policies                               5

     -  Note 6. Realization of Assets                                         6

     -  Note 7.  Fixed Assets and Deferred Costs                              7

     -  Note 8.  Description of Properties                                    7

     -  Note 9.  Loan Payable to Premanco Industries                          8

     - Note 10. Obligation Under Capital Lease                                8

     - Note 11. Long-Term Debt                                                9

     - Note 12.  Capital Stock                                                9

     - Note 13.  Related Party Transactions                                   10

     - Note 14.  Comparative Figures                                          10


                       PREPARED BY MANAGEMENT - UNAUDITED

            World Ventures Inc. - Quarterly Report - January 31, 2001

WORLD VENTURES INC.
BALANCE SHEET
For three month period ending January 31, 2001
                                                         3 month         As
                                                          period       of year
                                                          ended         ended
                                                         1/31/01      10/30/00
                                                       ----------    ----------
ASSETS

Cash                                                        1,853         7,109

Accounts Receivable                                         3,439         4,226

Due from Related Party (note 13)                           24,591        24,187
                                                       ----------    ----------
                                                           29,883        35,522

Fixed (note 7)                                            485,466       485,466

Resource Properties (note 8)                              436,652       436,263
                                                       ----------    ----------
TOTAL ASSETS                                              952,001       957,251
------------                                           ----------    ----------

LIABILITIES
-----------

Accounts Payable                                          281,938       282,005

Loan Payable to Premanco (note 9)                         480,562       544,776

Current portion of obligation under capital lease           1,557         1,557
(note 10)
                                                       ----------    ----------
                                                          764,057       828,338

Obligation - Capital Lease (note 10)                        2,084         2,084

Long-term Debt (note 11)                                   50,000        50,000
                                                       ----------    ----------
TOTAL LIABILITIES                                         816,141       880,422
----------------------------------------------------   ----------    ----------

Shareholders' Equity
Authorized: 50,000,000 common shares
Issued:7,032,154 at 01/31/01


Capital Stock (note 12)                                 6,539,874     6,464,873

Deficit                                                (6,404,014)   (6,388,044)
                                                       ----------    ----------
                                                          135,860        76,829
                                                       ----------    ----------
TOTAL LIABILITIES AND EQUITY                              952,001       957,251
----------------------------------------------------   ----------    ----------

Approved by directors:

By:  /s/  Raynerd B. Carson
   --------------------------
          Raynerd B. Carson
          Director


By:  /s/  Gary Van Norman
   --------------------------
          Gary Van Nroman
          Director                                                       Page 1

WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
For three month period ending January 31, 2001


                                               3 month        3 month
                                                period        period
                                                ended          ended
                                               1/31/01        1/31/00

REVENUE

Revenue                                                0             0

Interest Revenue                                       5            35
                                              ----------    ----------
                                                       5            35
                                              ----------    ----------

EXPENSES
Office Administration                              3,000         4,724

Consulting Fees                                        0         1,000

Professional Fees                                  2,277             0

Regulatory & Transfer Agent Fees                   1,353         1,888

Rent                                               3,000         3,000

Travel & Promotion                                 1,701         1,994

Office & Sundry                                       68           499

Telephone & Fax                                      736         1,382

Printing , Postage & Courier                         458         2,145

Computer & Internet                                1,195         1,787

Interest & Bank Charges                            1,378         2,143

Vehicle & Fuel                                        57           336

Asbestos Project                                       0             0

Costa Rica Project                                   389         3,471

Pan-Oro Project                                        0             0

Gladiator Project                                      0         5,026

Salmo Operations                                     752           997
                                              ----------    ----------
                                                 (16,364)      (30,357)

Invested Properties                                  389         8,497
-------------------                           ----------    ----------

Net (Loss) for the period                        (15,970)      (21,860)

Deficit - Beginning of Period                 (6,388,044)   (6,200,337)
                                              ----------    ----------

Deficit - End of Period                       (6,404,014)   (6,222,197)
-----------------------                       ----------    ----------

Gain (Loss) per share for the period                0.00          0.00
------------------------------------          ==========    ==========

WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION
For three month period ending January 31, 2001

                                                         3 month        3 month
                                                          period        period
                                                           ended         ended
                                                          1/31/01       1/31/00
                                                         --------       -------

OPERATING ACTIVITIES

Net (Loss) for the period                                 (15,970)      (21,860)

Change in non-cash working capital                         96,615       141,431
                                                         --------      --------
                                                           80,645       163,291
                                                         --------      --------

INVESTING ACTIVITIES

Expenditures relative to properties                          (389)       (9,494)

Payments on fixed assets & deferred costs                       0             0

Sale of fixed assets                                            0             0
                                                         --------      --------
                                                             (389)       (9,494)
                                                         --------      --------

FINANCING ACTIVITIES

Advances from related party                                     0       144,893

Private Placement                                          75,000             0

Capital Stock Issued                                            0             0

Exercise of Warrants                                            0             0
                                                         --------      --------
                                                           75,000       144,893
                                                         --------      --------
Increase (decrease) in cash - during period                 5,256         8,904

Cash position - beginning of period                         7,109         7,589
                                                         --------      --------
Cash position - end of period                               1,853        16,493
                                                         ========      ========



WORLD VENTURES INC.
RESOURCE PROPERTIES
October 31, 1999 to January 31, 2001



8. RESOURCE PROPERTIES



Balance, October 31, 1999                                              Prince
                                    Gladiator  Guanacaste   Pan-Oro    Albert    Asbestos     Totals
                                     --------   --------   --------   --------   --------   --------

Legal & Management                       --        4,068       --         --         --        4,068

Travel                                   --        3,042       --         --         --        3,042

Property Tax                            5,026       --         --         --         --        5,026
                                     --------   --------   --------   --------   --------   --------
                                        5,026      7,110          0          0          0     12,136
                                     --------   --------   --------   --------   --------   --------
Balance, October 31, 2000            $  5,026   $392,167   $ 39,070   $      0   $      0   $436,263
                                     ========   ========   ========   ========   ========   ========


                                     --------   --------   --------   --------   --------   --------
Legal & Management                          0          0          0          0          0          0

Travel                                      0        389          0          0          0        389

Property Tax                                0          0          0          0          0          0
                                     --------   --------   --------   --------   --------   --------
                                            0          0          0          0          0        389
                                     --------   --------   --------   --------   --------   --------
Balance, January 31, 2001            $  5,026   $392,556   $ 39,070   $      0   $      0   $436,652
                                     ========   ========   ========   ========   ========   ========

                                                                                                 Page 4


                          NOTES TO FINANCIAL STATEMENTS

1.   OPERATIONS

     The Company was incorporated under the laws of British Columbia and its principal business activities include the development of resort and exploration of natural resource properties.

2.   GOING CONCERN

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     For the period ending January 31, 2001, the Company incurred a loss of $15,970. During 2000, the Company incurred a net loss of $186,709 (1999 - $1,127,375: 1998 - $928,226) (accumulated losses from inception of the Company total $6,404,014) and at October 31, 2000 had a working capital deficiency (an excess of current liabilities over current assets) of $792,816. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

     The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors.

3.   BASIS OF PRESENTATION

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and all figures are in Canadian dollars.

4.   CHARGE OF ASSETS

     A charge has been placed over all assets of the Company as security for unpaid corporation capital tax amounting to $56,000.

5.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets at the date of the financial statements. And the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

     (b)  Fixed assets

          H.B. Mill and land are recorded at original cost less writedowns to a net amount of $480,563 (1999-$480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 7 and 9). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on the H.B. Mill as the asset is not in production.

          Other fixed assets are recorded at cost.

          Depreciation of machinery and automobiles is calculate at 20% per annum using the declining-balance method.

     (c)  Investments in and expenditures on resource properties.

          Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

     (d)  Financial instruments

          The Company's financial instruments include cash, accounts receivable, due from related company, accounts payable, loan payable to Premanco Industries Ltd., obligation under capital lease, and long-term debt. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these instruments. The fair value of these financial statements approximate their carrying values.

     (e)  Net loss per share

          Net loss per share computations are based on the weighted average number of common shares outstanding during the year.

6.   REALIZATION OF ASSETS

     The investment in and expenditures on the H.B. Mill and land and resource properties comprise substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future

7.   FIXED ASSETS AND DEFERRED COST

     H B Mill - 15 year straight- line basis, commencing on the start of production
     Office Equipment - 20% declining balance basis
     Motor Vehicles - 20% declining balance basis

                                           2000                          1999
                                        ----------                     ---------

                                        Accumulated
                             Cost       Depreciation        Net           Net
                           --------      --------        --------      --------
      H.B. Mill and land   $480,563          0           $480,563      $480,563

      Machinery               5,670        2,268            3,403         4,253

      Automobiles            17,219       15,719            1,500         1,875
                           --------      --------        --------      --------
                           $503,452      $17,987         $485,466      $486,691
                           ========      ========        ========      ========


     Included in machinery is a leased asset with a net book value of $3,403 (1999 - $4,253). In 1999, fixed assets were written down as follows: H.B. Mill and land by $872,371 and $8,908 of office equipment to reflect management's best estimate of the asset value.

     In 1998, H.B. Mill and land was written down by $350,055.

8.   DESCRIPTION OF PROPERTIES

(a)  Guanacaste, Costa Rica

     Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties.

(b)  Pan-Oro, Panama

     During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource property costs include $21,000 charged by Pan-Oro S.A.

(c)  Gladiator, Arizona, USA

     The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

     The option is exercisable until January 14, 2002, for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars.

(d)  Prince Albert, Saskatchewan, Canada

     The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(e)  Asbestos Claims, Quebec, Canada

     The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000.

     The Company has not made a $50,000 payment due September 15, 1998, nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

9.   LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2000.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company. It is the Company's intention to abandon those specified assets to Premanco as settlement for the loan.

10.  OBLIGATION UNDER CAPITAL LEASE

     The following is a schedule of future minimum lease payments under capital lease:



         2001                                                          $2,306
         2002                                                           2,295
         -------------------------------------------                  -------

         Total minimum lease payments                                   4,601
         Less:  Amount representing interest                             (960)
         -------------------------------------------                  -------

         Present value of net minimum lease payments                    3,641
         Less:  Current portion                                        (1,557)
         -------------------------------------------                  -------
                                                                       $2,084
                                                                      =======



11.  LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.

12.  CAPITAL STOCK

(a)  Authorized:       50,000,000  Common Shares without par value:
        ------------------------------------ ---------------------------------------------------
                                                           2001          As at end of year 2000
     ISSUED:
                                               # of shares     Amount   # of shares    Amount
        ------------------------------------ ------------- ------------ ----------- ------------
     At beginning of period                     6,282,154    $6,464,874   5,682,154   $6,314,874
     Private Placement                            750,000        75,000     600,000      150,000
     For cash pursuant to exercise of option            0             0           0            0
        ------------------------------------ ------------- ------------ ----------- ------------
     Issued at  end of  period                  7,032,154    $6,539,874   6,282,154   $6,464,874
        ------------------------------------ ------------- ------------ ----------- ------------

     (1) During 2000, a reverse stock split on a 5:1 basis occurred. The number of shares have been adjusted to reflect this transaction.

     (2) 600,000 units were issued at a price of $0.25 per unit for cash, pursuant to a private placement dated April 5, 2000. Each unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 per share in the second year.

     (3) 750,000 units were issued at a price of $0.25 per unit for cash, pursuant to a private placement dated November 13, 2000. Each unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a prive of $0.40 per share in the second year.

(b) Stock options outstanding to directors and employees January 31, 2001 were as follows:

         -----------                  --------------        -----------------
                                                            Number of Shares
         Expiry Date                  Exercise Price              2000
         -----------                  --------------        -----------------
         May 8, 2005                     $ 0.25                   550,000
         -----------                  --------------        -----------------

(c)  Share purchase warrants outstanding as at January 31, 2001 were as follows:

         -----------                  --------------        ----------------
                                                            Number of Shares
         Expiry Date                  Exercise Price        2000        1999
         -----------                  --------------        -----------------

         (i)   April 28, 2000 (expired)  $ 0.15                0      1,000,000
               April 28, 2001            $ 0.18                0              0
         (ii)  April 5, 2001             $ 0.25          600,000              0
               April 5, 2002             $ 0.40                0              0
         (iii) November 13, 2001         $ 0.25          750,000              0
               November 13, 2002         $ 0.40                0              0
         -----------                  --------------        -----------------

                                                                         Page 9

(d)  List of directors as of  January 31, 2001:  Raynerd B. Carson
                                                 Gary Van Norman
                                                 James Wadsworth
                                                 Dr. Stewart A. Jackson

13.  RELATED PARTY TRANSACTIONS

     (a)  Services provided by directors or parties related to directors:

                                          -------           --------
                                            2001              2000
                                          -------           --------

          Consulting and management       $     0           $  2,348
          Rent                            $ 3,000           $ 12,000
                                          -------           --------

     (b)  Accounts receivable includes $3,165 due from a direct or (2000 -
          $3,165).

     (c) The amount receivable ($24,591) from a related Company, due on demand, receivable from Dydar Resources Ltd., a Company controlled by the President of the Company.

     (d) Amount due to Investors First S.A. is an advance to the Company by a shareholder. Investors First S.A. has outstanding warrants to exercise.


14.  COMPARATIVES FIGURES

     Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                                                                         Page 10